SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-199783) and Form S-8 (File No. 333-153669).

PRANA BIOTECHNOLOGY LIMITED

6-K	Items

1.	Prana Biotechnology Limited (the “Entity”) – ASX Price Query

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

August 10, 2016

Wednesday, 10th August 2016

Kobe Li

Senior Advisor, Listings Compliance (Melbourne)

ASX Compliance Pty Ltd

Level 4, Rialto North Tower

525 Collins Street

Melbourne VIC 3000

Dear Kobe,

Prana Biotechnology Limited (the “Entity”) – ASX Price Query

We refer to your email received on Tuesday, 9th August 2016, in relation to a noted increase in the price and increase in trading volume of the Entity’s securities.

We provide the following response to your queries:

1.	Is the Entity aware of any information concerning it that has not been announced to the market which, if known by some in the market, could explain the recent trading in its securities?

No, the Entity is not aware of any information not already released to the market. The Entity has not provided earnings guidance, and does not believe the share price is strongly related to the financial performance of the Entity at this stage.

2.	If the answer to question 1 is yes;

Not applicable.

3.	If the answer to question 1 is no, is there any other explanation that the Entity may have for the recent trading in its securities?

The Entity announcement on the 27th July 2016 that Prana Alzheimer’s disease data at world leading conference. Other than this announcement the Entity has no additional explanation for the reasons for the increase in the price and increase in the volume Entities securities.

4.	Please confirm that the Entity is in compliance with the Listing Rules and, in particular, Listing Rule 3.1.

The Entity continues to be in compliance with the Listing Rules including Rule 3.1

Yours faithfully,

Phillip Hains

Company Secretary

Suite 1, 1233 High Street Armadale

Victoria Australia 3143

Telephone: +61 3 9824 5254

Facsimile: +61 3 9822 7735